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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             ALAMOSA HOLDINGS, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   011589 10 8
            ---------------------------------------------------------
                                 (CUSIP Number)

                               MICHAEL R. BUDAGHER
                               3702 HOLLAND AVENUE
                               DALLAS, TEXAS 75219
                                 (214) 498-5777
                              (505) 332-7338 (FAX)
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 4, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 2 of 9 Pages
-----------------------                                        -----------------

                                  SCHEDULE 13D



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Michael R. Budagher
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
            NUMBER OF                7  SOLE VOTING POWER             33,714
             SHARES
          BENEFICIALLY               -------------------------------------------
            OWNED BY                 8  SHARED VOTING POWER        7,084,776
              EACH
           REPORTING                 -------------------------------------------
             PERSON                  9  SOLE DISPOSITIVE POWER        33,714
              WITH
                                     -------------------------------------------
                                     10 SHARED DISPOSITIVE POWER   7,084,776

--------------------------------------------------------------------------------
              11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                                  7,118,490
--------------------------------------------------------------------------------
              12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                      [ ]

--------------------------------------------------------------------------------
              13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  7.7%
--------------------------------------------------------------------------------
              14              TYPE OF REPORTING PERSON

                                                  IN
--------------------------------------------------------------------------------

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 3 of 9 Pages
-----------------------                                        -----------------

                                  SCHEDULE 13D



     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Budagher Family
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Nevada
--------------------------------------------------------------------------------
            NUMBER OF                7  SOLE VOTING POWER                  0
             SHARES
          BENEFICIALLY               -------------------------------------------
            OWNED BY                 8  SHARED VOTING POWER        7,084,776
              EACH
           REPORTING                 -------------------------------------------
             PERSON                  9  SOLE DISPOSITIVE POWER             0
              WITH
                                     -------------------------------------------
                                     10 SHARED DISPOSITIVE POWER   7,084,776

--------------------------------------------------------------------------------
              11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                                  7,084,776
--------------------------------------------------------------------------------
              12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES                      [ ]

--------------------------------------------------------------------------------
              13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  7.7%
--------------------------------------------------------------------------------
              14              TYPE OF REPORTING PERSON

                                                  OO
--------------------------------------------------------------------------------

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 4 of 9 Pages
-----------------------                                        -----------------


This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed by Budagher Family, LLC ("Family") and Michael R. Budagher (together with Family, the "Reporting Persons") by furnishing the information set forth below. This Amendment No. 1 relates to the adoption of a trading plan pursuant to a Rule 10b5-1(c) by Michael R. Budagher, as described below under Item 4.

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa Holdings, Inc., a Delaware corporation ("Alamosa"). The principal executive offices of Alamosa are located at 5225 S. Loop 289, Lubbock, Texas 79424.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is filed by the Reporting Persons. Mr. Budagher and his spouse and children own 100% of the membership interests of Family. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         Mr. Budagher is a United States citizen. The principal occupation of Mr. Budagher is a self-employed investor. Family is a Nevada limited liability company. The principal business activity of Family is asset management. The principal business and office address of each of the Reporting Persons is 3702 Holland Avenue, Dallas, Texas.

         Mr. Budagher is the sole manager of Family.

         During the last five years, none of the Reporting Persons has been (1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 14, 2001, Family and a wholly-owned subsidiary acquired 7,284,776 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Delaware corporation ("Alamosa PCS"), with Alamosa. Family and its wholly-owned subsidiary's shares of Alamosa PCS common stock were exchanged for shares of Common Stock of Alamosa at the ratio of 1:1 (the "Merger Shares"). Additionally, Mr. Budagher received an immediately exercisable option to purchase 28,000 shares of Common Stock (the "Option Shares") in exchange for his option to purchase 28,000 shares of Alamosa PCS common stock in the merger. On February 28, 2001, Alamosa granted stock options to members of its Board of Directors pursuant to its stock option plan. As a director of Alamosa, Mr. Budagher received immediately exercisable options to purchase 5,714 shares of Alamosa Common Stock at an exercise price of $10.50 per share, expiring February 27, 2011.

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 5 of 9 Pages
-----------------------                                        -----------------


ITEM 4.           PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares and the Option Shares as a result of the merger between Alamosa PCS and Alamosa.

         The Reporting Persons acquired the Merger Shares, and will hold the Option Shares and the additional shares subject to options, for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         On September 4, 2001, Mr. Budagher entered into a trading plan (the "Trading Plan") with a third-party broker (the "Broker") pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934. The Trading Plan provides for the exercise of stock options, the sale of shares obtained pursuant to such exercise, and the sale of other shares held by Mr. Budagher upon the satisfaction of certain pricing and other conditions, in accordance with the terms of Rules 144 and 145 under the Securities Act when applicable. Mr. Budagher has adopted the Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), Mr. Budagher may modify the Trading Plan from time to time or terminate the Trading Plan at any time.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         The responses of each Reporting Person to Items 7 through 13 on the cover page of this statement relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power of the 7,084,776 shares of Common Stock held by Family solely as a result of the described herein control person relationships. The following transaction occurred within the last 60 days with respect to shares of Common Stock of Alamosa held by the Reporting Persons: On November 13, 2001, the Reporting Persons sold 200,000 shares of Alamosa Common Stock at a price of $14.75 per share before underwriting commissions and discounts, pursuant to the terms of an underwriting agreement entered into with Salomon Smith Barney on behalf of the several underwriters named therein. The transaction was effected pursuant to a registration statement filed by Alamosa pursuant to the Securities Act of 1933.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Item 4 above, no Reporting Person is a party to any contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 6 of 9 Pages
-----------------------                                        -----------------


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of February 23, 2001, entered into by and between Budagher Family, LLC and Michael R. Budagher.

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 7 of 9 Pages
-----------------------                                        -----------------



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2001



                                             BUDAGHER FAMILY, LLC


                                            By: /s/ Michael R. Budhager
                                                -------------------------------
                                                Michael R. Budagher
                                                Manager

                                                /s/ Michael R. Budhager
                                                -------------------------------
                                                MICHAEL R. BUDAGHER

-----------------------                                        -----------------
CUSIP No. - 011589 10 8                                        Page 8 of 9 Pages
-----------------------                                        -----------------


                                INDEX TO EXHIBITS

EXHIBIT NUMBER             DESCRIPTION
--------------             -----------
Exhibit 1                 Joint Filing Agreement, dated as of February 23, 2000
                          entered into by and between Budagher Family, LLC and
                          Michael R. Budagher.